U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NO. 000-49724

CUSIP NUMBER 004507109

(Check One):

☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q

☐ Form 10-D ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:	June 30, 2008

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I -- Registrant Information

Full Name of Registrant	Acies Corporation

Former Name if Applicable	N/A

Address of Principal Executive Office	14 Wall Street, Suite 1620
(Street and Number)	New York, New York 10005
City, State and Zip Code

Part II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒           (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒           (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐           (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

The registrant has experienced delays in completing its financial statements for the quarter ended June 30, 2008, as its auditor has not had sufficient time to audit its financial statements for the year ended March 31, 2008, which are needed to review its financial statements for the quarter ended June 30, 2008. As a result, the registrant is delayed in filing its Form 10-Q for the quarter ended June 30, 2008.

Part IV -- Other Information

(1)  Name and telephone number of person to contact in regard to this notification.

Oleg Firer
Chief Executive Officer	(800)	361-5540

(Name and Title)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
 ☐ Yes                                 ☒ No

The Registrant’s independent Directors conducted a review of the Registrant’s recent financing as well as the Registrant’s procedures for expense reimbursements, which review was required to be completed prior to the Registrant’s auditor auditing the Registrant’s March 31, 2008 financial statements, and which review was not completed until on or around July 16, 2008.  Effective July 24, 2008, the Registrant’s then independent auditor resigned from the Registrant and the Registrant engaged a new independent auditor on or around July 28, 2008.  The Registrant’s new auditor has not had sufficient time to audit the Registrant’s March 31, 2008 financial statements and as such, and as a result of the other factors described above, the Registrant has not been able to obtain audited financial statements for the year ended March 31, 2008, and as a result, has been unable to file its Form 10-KSB for the year ended March 31, 2008, to date.  The Registrant is currently working with its newly engaged independent auditor to complete its Form 10-KSB filing for the year ended March 31, 2008.

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐  Yes                                ☒  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Acies Corporation
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 12, 2008	By: /s/ Oleg Firer
Name: Oleg Firer
Title: Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)
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GENERAL INSTRUCTIONS

1.           This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.           One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.           A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.           Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.           Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter.